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SEC FILE NUMBER: 000-23359
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

----------------- --------------- --------------- --------------- --------------- ---------------
(CHECK ONE):      [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
----------------- --------------- --------------- --------------- --------------- ---------------

For Period Ended:     DECEMBER 31, 2004
                 ---------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

=================================================================================================
          READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
=================================================================================================
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                                    INFORMATION CONTAINED HEREIN.
=================================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION
ANCHOR GLASS CONTAINER CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant
________________________________________________________________________________
Former Name if Applicable
ONE ANCHOR PLAZA, 4343 ANCHOR PLAZA PARKWAY
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
TAMPA, FL 33634
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

------------- ------------------------------------------------------------------
              a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
------------- ------------------------------------------------------------------
              b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
------------- ------------------------------------------------------------------
              c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
------------- ------------------------------------------------------------------

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its annual report on Form 10-K for the period ended December 31, 2004, as a result of continuing discussions with the Securities and Exchange Commission, (the "SEC") with respect to the treatment of the Pension Benefit Guaranty Corporation ("PBGC") settlement entered into in connection with the Registrant's reorganization in 2002 as a financing activity as opposed to an operating activity for cash flow purposes. As discussed in the earnings release filed on Form 8-K on March 11, 2004, (the "Earnings Release") if the change occurs, cash flows from operating activities for 2004 and 2003 would be $6,609,000 and $20,795,000, respectively and cash flows from financing activities for 2004 and 2003 would be $41,714,000 and $148,893,000, respectively. In addition if the change occurs, cash flow from operating activities for the eight months ended August 31, 2002 and four months ended December 31, 2002 would be $33,825,000 and $19,943,000, respectively and cash flow from financing activities would be $15,611,000 and $(1,813,000), respectively. This would represent a change from financing activities to operating activities in the Registrant's cash flow statements of $20,750,000 and $1,038,000 for the eight months ended August 31, 2002 and four months ended December 31, 2002, respectively. With respect to the treatment of the Registrant's predecessor Series A preferred stock also discussed in the Earnings Release, pursuant to the Registrant's discussions with the SEC, there will be no change in its treatment of a gain from the extinguishment of the Registrant's predecessor Series A preferred stock liability. The Registrant expects to file its annual report on Form 10-K as soon as the PBGC settlement issue is resolved and in no event later than 15 calendar days from the date hereof.

PART IV-- OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification


       Peter T. Reno                  813                     884-0000
-------------------------- ------------------------- ---------------------------
          (Name)                  (Area Code)            (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Earnings Release- EXHIBIT A annexed hereto and incorporated herein by reference.

                       ANCHOR GLASS CONTAINER CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

------------------------ -------------------------------------------------------
Date 3/16/05             By    /S/ PETER T. RENO
     ----------------          -------------------------------------------------
                              Name:  Peter T. Reno
                              Title: Interim Chief Financial Officer
------------------------ -------------------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    EXHIBIT A
 ANCHOR GLASS CONTAINER CORPORATION REPORTS 2004 FOURTH QUARTER AND YEAR-END RESULTS
 - INVENTORY REDUCED IN Q4; CONTINUED COST AND PRODUCTION EFFICIENCY PROGRAMS UNDERWAY -

TAMPA, Florida, March 11, 2005 -- Anchor Glass Container Corporation (NASDAQ:AGCC) today reported unaudited financial results for its fourth quarter ended December 31, 2004. Fourth quarter 2004 net sales decreased to $157.0 million from $167.2 million in the prior year. Fourth quarter 2004 net loss was $81.4 million, or $(3.30) per common share, including plant closure and other charges of $48.7 million, $(1.98) per share, versus a loss of $11.3 million in the prior year, or $(0.46) per common share. Shares outstanding used to calculate per share amounts increased to 24,639,397 in the fourth quarter 2004 from 24,348,376 a year ago.

Peter Reno, Anchor Glass' interim chief financial officer, stated, "Anchor's fourth quarter results were pressured by continued rising energy prices resulting in higher raw materials costs, higher freight charges and higher production costs that the company was not able to pass through to customers. Further, our beer and consumer product volumes showed trends lower than the seasonal pattern typical of the fourth quarter as several of our customers focused on optimizing year-end inventory levels. We did make significant progress during Q4 in implementing the findings of our ongoing strategic operational review, including closing the Connellsville facility, reducing corporate expenses, selectively curtailing production to bring inventory in line with industry demand, and using this downtime to make necessary repairs. Although the production curtailments in the fourth quarter did impact our results more than we had originally anticipated, they have proven to be the correct steps to take given the demand picture in the quarter."

Mr. Reno continued, "We enter 2005 with both inventory and capacity at what we believe are levels suitable to the current demand outlook, particularly given continued overcapacity in the glass manufacturing industry. This should strengthen our ability to resist price compression and better preserve working capital. We remain focused on improving cash flow generation. Through our ongoing operational review, we believe we have an opportunity to further reduce inventory in 2005 based upon a better balance of capacity and demand. We are also continuing to implement cost reduction and efficiency programs to improve our operating results and are adhering to our capital spending discipline of $30-35 million planned for this year, a significant reduction from 2004 levels."

FOURTH QUARTER 2004 FINANCIAL REVIEW
Sales decreases in the fourth quarter 2004 versus last year's quarter reflect lower beer and consumer products volumes and a decline in the ready-to-drink category, offset by solid increases in the beverage and liquor categories, which were driven by new business wins since last year. Total volume decreased 7.3% in the quarter from the fourth quarter of last year.

Fourth quarter 2004 loss from operations of $67.3 million increased from a loss of $0.8 million in the prior year. Excluding restructuring charges booked in fourth quarter 2004, loss from operations was $18.6 million. Included in the 2004 figure were higher energy costs that could not be passed through to customers of $6.5 million, or $(0.26) per share, which includes higher natural gas costs, higher transportation and raw material costs due to rising fuel prices, and higher cost for electricity.
The $66.5 million decrease in income from operations in the fourth quarter versus last year reflects:
o Charges of $48.7 million associated with the closure of the Connellsville, PA facility and severance costs resulting from reductions in force, primarily at our corporate office
o Unfavorable margin impact of $3.6 million primarily due to lower volumes and higher freight
o Higher energy costs as described above totaling $6.5 million
o Expenses related to manufacturing curtailment actions totaling approximately $9.0 million offset by a benefit of approximately $6.0 million in cost reductions and productivity improvements resulting from betterment projects undertaken over the past year
o Costs related to inventory write downs and customer settlements totaling $3.6 million
o Unfavorable warehousing costs of approximately $1.0 million as a result of higher average inventory over the 2004 quarter versus 2003.
o Favorable depreciation expense of $3.9 million

Capital spending in the quarter totaled $23.7 million and, in addition to normal maintenance and molds to support production, includes furnace rebuild projects at our facilities in Winchester, IN (one furnace) and Jacksonville, FL

(two furnaces). The Winchester project and one of the Jacksonville rebuilds was pulled forward from 2005 into 2004 to take advantage of planned production downtime.

Anchor also reported unaudited financial results for the year ended December 31, 2004. For the year, sales increased 5.2% to $746.9 million from $709.9 million in 2003. Net loss for 2004 was $86.1 million, or $(3.50) per share, including plant closure and other charges of $48.7 million, or $(1.98) per share, compared to a 2003 net loss of $26.1 million, or $(4.37) per share. Full-year 2004 income from operations decreased to a loss of $37.4 million, including the plant closure and other charges of $48.7 million, from a profit of $22.2 million in 2003. 2004 results include the unfavorable impact of $16.2 million of energy costs. Capital spending in 2004 totaled $72.7 million.

The restructuring activities initiated in the fourth quarter resulted in charges that are expected, in total, to approximate $50.5 million to $53.5 million through December 2005. These charges include approximately $1.5 million for a company-wide reduction in force, in addition to the Connellsville closure, as a result of management's evaluation of personnel costs. Of this total, Anchor recorded $48.7 million in the fourth quarter of 2004 as mentioned above.

Included in 2004 net loss is a gain of $1.2 million from the extinguishment of a predecessor Series A preferred stock liability. The treatment of this extinguishment is being discussed with the SEC. A change in the accounting for the extinguishment would increase the reported net loss for 2004 by $1.2 million to $87.3 million or ($3.55) per share.

OPERATIONAL REVIEW
The company continues to review its operations to increase asset productivity, improve working capital efficiency, reduce capital spending and boost cash flow generation. This review includes programs to reduce procurement costs, further lower labor costs, mitigate increases in freight costs through increasing load density, and improve plant processes and costs.

LIQUIDITY
On February 14, 2005, Anchor entered into an amendment with its lenders under its existing revolving credit facility to modify the fixed charge coverage ratio under the facility for the remainder of 2005 as the Company seeks to reduce costs and improve cash flow generation. In addition, the lenders waived the Company's failure to comply with its fixed charge coverage ratio covenant as of December 31, 2004 that resulted from the company's weaker than anticipated cash flows and operating results during the fourth quarter. The required minimum fixed charge coverage ratios for 2005, based on a 2005 cumulative year to date calculation, range from 0.14:1.0 for January 2005 to 0.8:1.0 for November 2005 to 0.75:1.0 for December 2005 and 1.0:1.0 for 2006 and thereafter. The actual fixed charge coverage ratio for January 2005 is .25:1.0 and the Company is currently in compliance with this covenant. Anchor has also entered into a similar agreement and waiver with its lender under its capital lease arrangements, which had an outstanding balance of $11.7 million at February 28, 2005.

Also on February 14, 2005, Anchor entered into a $20 million revolving credit facility with Madeleine L.L.C., an affiliate of its largest stockholders, funds and accounts managed by Cerberus Capital Management L.P and its affiliates. As availability under the new facility is not subject to a borrowing base, the new facility will provide the company with liquidity in excess of that provided by the borrowing base under its $115 million primary lending facility. At February 28, 2005, combined availability under both facilities was approximately $24 million.

The new revolving credit facility matures on August 30, 2007, contemporaneously with the maturity of the company's existing revolving credit facility, and bears interest on drawn portions thereof at LIBOR plus 8%. Interest on the new facility is payable in kind if availability under the company's existing revolving credit facility is less than an agreed upon threshold. The new revolving credit facility is secured by a second lien on the company's inventory, receivables and general intangibles.

THIRD QUARTER CONFERENCE CALL
Anchor Glass will discuss fourth quarter 2004 results during a conference call today, Friday, March 11, 2005 at 9:00 a.m. Eastern Time. Interested parties may listen to the call at www.shareholder.com/anchor/medialist.cfm or via the conference call line at (800) 811-8824. A replay of the conference call will be available until March 18, 2005 at www.shareholder.com/anchor/medialist.cfm or by phone at (888) 203-1112, confirmation number 6715480.

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements involve risks and uncertainties faced by the company including, but not limited to, economic, competitive, governmental and technological factors outside the control of the company that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include the highly competitive nature of the glass container industry and the intense competition from makers of alternative forms of packaging; fluctuations in the prices for energy, particularly natural gas, and other raw materials; the company's focus on the beer industry and its dependence on certain key customers; the seasonal nature of brewing and other beverage industries; volatility in demand from emerging new markets; the company's dependence on certain executive officers; and changes in environmental and other government regulations. The company operates in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements are subject to risks and uncertainties, including without limitation those identified in the company's annual report on Form 10-K, which could cause actual results to differ from those projected. The company disclaims any obligation to update any forward-looking statements.

ABOUT ANCHOR
Anchor Glass Container Corporation is the third largest manufacturer of glass containers in the United States. It has eight strategically located facilities where it produces a diverse line of flint (clear), amber, green and other colored glass containers for the beer, beverage, food, liquor and flavored alcoholic beverage markets.

                                 (tables follow)

ANCHOR GLASS CONTAINER CORPORATION
FINANCIAL SUMMARY

DOLLARS IN THOUSANDS. UNAUDITED.


                             Fourth quarter ended December 31,      Year ended December 31,

                                           2004            2003            2004            2003
                                        ---------       ---------      ----------       ----------
Net sales                                $157,022        $167,172        $746,858        $ 709,943
Cost of products sold                     168,646         161,093         712,271          660,781
Inventory loss in cost of products
  sold                                      8,963              --           8,963               --
Restructuring and impairment
  charges, net                             39,735              --          39,735               --
Selling and administrative
  expenses                                  6,980           6,870          27,121           26,963
Gain on sale of non-operating
  properties                                   --              --          (3,823)              --
                                       -----------     -----------     ------------    ------------
  Income (loss) from operations           (67,302)           (791)        (37,409)          22,199
  Other income (expense), net              (1,852)          1,252            (310)             223
Interest expense                          (12,219)        (11,744)        (48,429)         (48,549)
                                      -----------     -----------     -----------     ------------
Net loss                                 $(81,373)       $(11,283)       $(86,148)       $ (26,127)
                                        =========       =========       =========        =========
Loss applicable to common stock          $(81,373)       $(11,283)       $(86,148)       $ (71,508)
                                        =========       =========       =========        =========
Basic and diluted net loss per share
  applicable to common stock              $ (3.30)        $ (0.46)        $ (3.50)        $  (4.37)
                                         ========         =======         ========         ========
Basic and diluted weighted
  average number of common shares
  outstanding                          24,639,397      24,348,376      24,581,617       16,364,196
                                      ===========     ===========     ===========     ============

BALANCE SHEET DATA

                                                  DECEMBER 31,    DECEMBER 31,
                                                      2004            2003
                                                 --------------   -------------
       A. Assets
 Current assets:
   Cash and cash equivalents                        $      111       $ 23,083
   Accounts receivable                                  35,601         36,674
   Inventories                                         126,010        136,784
   Other current assets                                 11,993         11,230
                                                 -------------   ------------
       Total current assets                            173,715        207,771

Property, plant and equipment, net                     463,682        477,253
Other assets                                            13,742         14,674
Intangible assets                                        6,056          6,846
                                                 -------------   ------------
                                                    $  657,195       $706,544
                                                    ==========       ========
       B. Liabilities and Stockholders' Equity
Current liabilities:
   Borrowings under revolving credit facility       $   50,880       $     --
   Current maturities of long-term debt                  9,338          8,895
   Other current liabilities                           120,658        118,175
                                                 -------------   ------------
       Total current liabilities                       180,876        127,070

Long-term debt                                         412,475        422,881
Long-term post-retirement liabilities                   41,145         40,197
Other long-term liabilities                             18,409         20,833
                                                 -------------   ------------
                                                       472,029        483,911
Commitments and contingencies

Stockholders' equity                                     4,290         95,563
                                                 -------------   ------------
                                                    $  657,195       $706,544
                                                    ==========       ========

CASH FLOW DATA
YEARS ENDED DECEMBER 31,

                                                                    2004           2003
                                                                 ----------     ----------
Cash flows from operating activities:
   Net loss                                                      $ (86,148)     $ (26,127)
   Adjustments to reconcile net loss to cash provided by
       operating activities:
     Depreciation                                                   60,944         66,632
     Amortization                                                    4,363          3,880
     Amortization of financing fees                                  1,757          5,273
     Restructuring and impairment charges, net                      39,735             --
     Inventory loss in cost of products sold                         8,963             --
     Restructuring payments                                         (3,914)            --
     (Gain) loss on fixed asset sales                               (3,565)           379
     Other                                                            (939)        (1,207)
   Decrease in cash resulting from changes in
     assets and liabilities                                         (9,792)       (23,657)
                                                                ----------     ----------
                                                                    11,404         25,173

Cash flows from investing activities:
   Expenditures for property, plant and equipment                  (72,681)      (119,115)
   Purchase of equipment under leases                                   --        (39,217)
   Proceeds from sale of property and equipment                      5,716         10,747
   Other                                                            (4,330)           639
                                                                ----------     ----------
                                                                   (71,295)      (146,946)

Cash flows from financing activities:
   Proceeds from issuance of long-term debt                             --        353,750
   Principal payments of long-term debt *                           (9,568)      (178,493)
   Proceeds from issuance of common stock                               --        127,726
   Redemption of Series C preferred stock, including
     dividends                                                          --        (85,285)
   Dividends paid on common stock                                   (2,948)          (980)
   Net draws (repayments) on revolving credit facility              50,880        (47,413)
   Payment of capital lease obligations for assets
     purchased                                                          --         (5,539)
   Other                                                            (1,445)       (19,261)
                                                               -----------     ----------
                                                                    36,919        144,505

Cash and cash equivalents:
   Increase (decrease) in cash and cash equivalents                (22,972)        22,732
   Balance, beginning of year                                       23,083            351
                                                                ----------     ----------
   Balance, end of year                                          $     111      $  23,083
                                                                 =========      =========


* Reflects payments in 2004 of $4,795 and in 2003 of $4,388 to the PBGC as part of a settlement. The treatment of these payments as a financing activity as opposed to an operating activity for cash flow purposes is being discussed with the SEC. If a reclassification occurs, cash flows from operating activities for 2004 and 2003 would be $6,609 and $20,795, respectively and cash flows from financing activities for 2004 and 2003 would be $41,714 and $148,893, respectively.


                                      # # #